United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release

Signature Page

Press Release
Vale announces adjustment in its nickel operations
Rio de Janeiro, December 4, 2008 – Companhia Vale do Rio Doce (Vale) informs that in light of the conditions prevailing in the global nickel market it is taking steps to adjust its production plan in Canada in addition to the measures already announced with respect to its Indonesian operations.
Vale has decided to shutdown for an undetermined period of time the Copper Cliff South mine (CC South), located in the mining site of Sudbury, province of Ontario, Canada. Operations will be suspended from January onwards. The CC South output contributes to the production of 8,000 metric tons per year of finished nickel.
The Voisey’s Bay operations, located in the province of Newfoundland and Labrador, Canada, and comprising the Ovoid mine and a processing mill, will be shutdown during the entire month of July 2009. Voisey’s Bay produces nickel and copper concentrates. In the first nine months of 2008 its operations contributed to the production of 58,000 metric tons of finished nickel and 39,000 metric tons of copper in concentrate.
In addition to the production cutbacks, Vale has decided to postpone the start up of the development of the Copper Cliff Deep (CC Deep) project for a period of 12 months. As announced in our capex budget for 2009, the development of CC Deep has a total investment cost of US$ 814 million, of which US$ 138 million was budgeted to be spent in 2009. CC Deep involves the replacement of the current shafts in the Copper Cliff North and Copper Cliff South mines by one single shaft.
Vale also informs that in an effort to reduce costs its wholly-owned subsidiary, Vale Inco, is launching a voluntary retirement program for eligible staff employees across the globe. Vale Inco will pursue other initiatives to reduce costs. In face of the uncertainties embedded in the current global economic scenario Vale retains the optionality to manage production according to its assessment of market conditions.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results.  All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 4, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations